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July 11, 2003



Board of Directors
American Savings Bank of NJ
365 Broad Street
Bloomfield, New Jersey 07003

     Re: New Jersey Income Tax Consequences of the Proposed Initial Public Stock Offering of ASB Holding Company

To the Members of the Board of Directors:

In accordance with your request, we render our opinion relating to the material New Jersey income tax consequences of the proposed initial public stock offering (the "Offering") of ASB Holding Company (the "Company"), a federal stock holding company.

                               STATEMENT OF FACTS

The facts and circumstances surrounding the Offering are quite detailed and are described at length in the Plan of Stock Issuance (the "Plan") adopted on February 10, 2003, by the Board of Directors of the Company, American Savings, MHC (the "MHC"), and American Savings Bank of NJ (the "Bank") and in the federal tax opinion dated July 11, 2003 by Malizia Spidi & Fisch, PC (the "Federal Tax Opinion"). However, a brief summary of the Plan is as follows:

The Bank is a federal stock savings bank. The Company is a federal stock holding company that owns 100% of the outstanding Bank stock. The MHC is a federally chartered mutual holding company that, pursuant to an Agreement and Plan of Reorganization adopted by the Bank and the MHC, acquired all of the stock of the Company in June 2003. Pursuant to the Plan and for what are stated to be valid business reasons, the Company proposes, pursuant to the laws of the United States of America and the Rules and Regulations of the Office of Thrift Supervision ("OTS"), to conduct a stock offering of up to but less than 50% of the aggregate of the total voting stock of the Company to be issued to parties other than the MHC.

As required by OTS regulations, shares of Company common stock ("Company Stock") will be offered pursuant to non-transferable subscription rights on the basis of preference categories. The Company has established various preference categories under which shares of Company Stock may be purchased and a Community Offering and a Public Offering category for the sale of shares not purchased under the preference categories. The first, second and third preference

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Board of Directors
American Savings Bank of NJ
Page 2


categories are reserved for the Company's Eligible Account Holders, tax-qualified employee stock benefit plans, and the Bank's Supplemental Eligible Account Holders, respectively. The Plan provides certain minimum and maximum limitations upon purchases of Company Stock and prohibits the issuance of subscription rights and the purchase of Company Stock by any person residing in a foreign country or in a state of the United States if: (a) a small number of otherwise eligible persons reside in such state; (b) the issuance of subscription rights or the offer or sale of the Company Stock in such state would require the Company to register as a broker or dealer or to register or otherwise qualify its securities for sale in such state; and (c) such registration or qualification would be impractical for reasons of cost or otherwise.

The Company will take 50% of the net proceeds from the sale of Company Stock and contribute it as a capital contribution to the Bank. The Bank will pay expenses of the Offering solely attributable to them, if any. Further, the Company will pay its own expenses of the Offering and will not pay any expenses solely attributable to the purchasers of Company Stock.

                                     OPINION

You have provided us with a copy of the Federal Tax Opinion of the transaction prepared by Malizia Spidi & Fisch, PC, dated July 11, 2003, in which they have opined that the Company will recognize no gain or loss upon its receipt of money in exchange for shares of Company Stock pursuant to section 1032(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that gain realized, if any, by the Eligible Account Holders and Supplemental Eligible Account Holders on the distribution to them of nontransferable subscription rights to purchase shares of Company Stock will be recognized but only in an amount not in excess of the fair market value of such subscription rights pursuant to section 356(a) of the Code.

Our opinion regarding the New Jersey income tax consequences is based on the facts and incorporates the capitalized terms contained in the Federal Tax Opinion. Our opinion on the New Jersey income tax consequences assumes that the final federal income tax consequences of the transaction will be those outlined in the Federal Tax Opinion.

Should it finally be determined that the facts and the federal income tax consequences are not as outlined in the Federal Tax Opinion, the New Jersey income tax consequences and our New Jersey tax opinion will differ from what is contained herein. Our opinion is based on the current New Jersey tax law, which is subject to change.

Our opinion adopts and relies upon the facts, assumptions, representations, and conclusions as set forth in the Federal Tax Opinion. Based upon that information, we render the following opinion with respect to the material New Jersey income tax consequences of the transaction.

(1) The Company will recognize no gain or loss upon its receipt of money in exchange for shares of Company Stock. (Revised Statues of New Jersey Sec. 54:10A-4(k))

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Board of Directors
American Savings Bank of NJ
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(2)  No gain or loss will be  recognized  by the  Eligible  Account  Holders and
     Supplemental Eligible Account Holders upon the distribution to them of the nontransferable subscription rights to purchase shares of Company Stock. Gain realized, if any, by the Eligible Account Holders and Supplemental Eligible Account Holders on the distribution to them of nontransferable subscription rights to purchase shares of Company Stock will be recognized but only in an amount not in excess of the fair market value of such subscription rights. Eligible Account Holders and Supplemental Eligible Account Holders will not realize any taxable income as a result of the exercise by them of the nontransferable subscription rights. (Revised Statues of New Jersey Sec. 54:10A-4(k) and Sec. 54A:5-1(c) and (f))

Our opinion under paragraph 2 above is based on the presumption that the subscription rights to purchase shares of Company Stock received by Eligible Account Holders and Supplemental Eligible Account Holders have a fair market value of zero. Such subscription rights will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of Company Stock at the same price to be paid by members of the general public in any Community Offering. We understand that you have received a letter from Finpro, Inc., which states that the subscription rights do not have any value when they are distributed or exercised. In the Federal Tax Opinion, Malizia Spidi & Fisch, PC opined that it is more likely than not the subscription rights have no value. We express no view regarding the valuation of the subscription rights.

                             LIMITATIONS OF OPINION

Our opinion is based upon legal authorities currently in effect, which authorities are subject to modification or challenge at any time and perhaps with retroactive effect. Further, no opinion is expressed under the provisions of any of the other sections of the Revised Statues of New Jersey and Income Tax Regulations which may also be applicable thereto, or to the tax treatments of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

Our opinion is not binding on the New Jersey Division of Taxation, and the New Jersey Division of Taxation could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the New Jersey Division of Taxation would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters were challenged.

If any fact contained in this opinion letter or the Federal Tax Opinion changes to alter the federal tax treatment, it is imperative that we be notified in order to determine the effect on the New Jersey income tax consequences, if any.

This opinion is given solely for the benefit of the parties to the Plan, the Eligible Account Holders and Supplemental Eligible Account Holders and those who purchase stock pursuant to

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Board of Directors
American Savings Bank of NJ
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the Plan, and may not be relied upon by any other party or entity or referred to in any document without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Form MHC-2 of the Bank filed with the OTS, and the Registration Statement on Form SB-2 of the Company filed under the Securities Act of 1933, as amended, and to the reference of our firm in the prospectus related to this opinion.



Very Truly Yours,


/s/ Crowe Chizek and Company LLC


Crowe Chizek and Company LLC